Immunomedics, Inc.

300 American Road

Morris Plains, New Jersey 07950

Phone: 973.605.8200

October 13, 2005

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Immunomedics, Inc.
Registration Statement on Form S-3 (File Number 333-128310)

Dear Mr. Riedler:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Immunomedics, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-3, File Number 333-128310, as amended, relating to the registration under the Securities Act of (i) an aggregate of up to $37,675,000 principal amount of the Company’s 5% Convertible Notes, due 2009 (the “5% Notes”), (ii) warrants to purchase up to 2,878,144 shares (the “Warrants”) of the Company’s Common Stock, $0.01 par value per share (the “Common Stock”), (iii) an aggregate of 17,257,915 shares of Common Stock issuable upon conversion of the 5% Notes and exercise of the Warrants and (iv) up to 2,940,630 shares of common stock which may be issued and paid in lieu of cash, at the Company’s option, as interest on the 5% Notes, as is set forth in such Registration Statement, for October 17, 2005, at 10:00 a.m. New York City time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This letter will also confirm that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement on Form S-3.

Very truly yours,

IMMUNOMEDICS, INC.

By:	/s/ Gerard Gorman
Name: Gerard Gorman Title: Chief Financial Officer